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# ANNUAL AUDITED REPORT Received
## FORM X-17A-5 FEB 26 2018
## PART III
WASH, D.C.

SEC FILE NUMBER

8-50009

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/17_____ AND ENDING _____12/31/17_____
                                            MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAE Investments, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7310 Barn Court
                                    (No. and Street)

PARKLAND                    FL                    33067
(City)                     (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, PA
                        (Name – if individual, state last, first, middle name)

407 Lincoln RD., Suite 12B      Miami Beach      FL      33139
(Address)                        (City)        (State)   (Zip Code)

CHECK ONE:
[V] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

DM

# OATH OR AFFIRMATION

I, _____Marc Glazer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____JAE Investments, Inc_____, as of _____December 31_____, 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

JAE INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

**BAUM & COMPANY, P.A.**
**Certified Public Accountants**
**407 Lincoln Road, Suite 12B**
**Miami Beach, Florida 33139**
joel@jbaumcpa1@gmail.com
**(954)752-1712**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of JAE Investments, Inc.
Parkland, Florida

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JAE Investments, Inc as of December 31, 2017, the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JAE Investments, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of JAE Investments, Inc.'s management. Our responsibility is to express an opinion on JAE Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JAE Investments, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule I – Statement of computation of net capital requirements, Schedule II – Statement of computation of basic capital requirements, Schedule III – Reconciliation of net capital, Schedule IV – Computation of aggregate indebtedness, has been subjected to audit procedures performed in conjunction with the audit of JAE Investments, Inc.'s financial statements. The supplemental information is the responsibility of JAE Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JAE Investments, Inc.'s auditor since 1997

Miami Beach, Florida
February 9, 2018

Bnm & Company PA

**JAE INVESTMENTS, INC.**
**STATEMENT OF FINANCIAL POSITION**
**DECEMBER 31, 2017**

### ASSETS

| | |
|---|---|
| Assets: | |
| Cash in bank and cash equivalents | $ 169,788 |
| Commission receivable | 1,800 |
| | |
| Total Assets | $ 171,588 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable & accrued expenses | $ 27,450 |
| | |
| Stockholder's equity | |
| Common stock, par value $1.00, 1,000 shares authorized, | |
| issued and outstanding | 1,000 |
| Additional paid-in-capital | 48,500 |
| Retained earnings | 94,638 |
| Total Stockholder's equity | 144,138 |
| | |
| Total liabilities and stockholder's equity | $ 171,588 |

| | |
|---|---:|
| Revenues | $ 20,210 |
| Operating expenses | |
| Professional fees | 4,250 |
| Compensation and other benefits | 25,000 |
| Other operating expenses | 3,472 |
| Total operating expenses | 32,722 |
| Net Income (Loss) before provision for income taxes | (12,512) |
| Provision for income taxes | - 0 - |
| Net Income (Loss) | $(12,512) |

**JAE INVESTMENTS, INC.**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2017**

| | |
|---|---:|
| Cash Flows from operating activities: | |
| Net Income (Loss) | $(12,512) |
| | |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| | |
| Changes in assets and liabilities: | |
| Decrease in commissions receivable | 900 |
| Increase in Accrued Expenses | 2,450 |
| | |
| Net cash provided (used) by operating activities | (9,162) |
| | |
| Net increase (decrease) in cash | (9,162) |
| | |
| Cash and cash equivalents - beginning | 178,950 |
| | |
| Cash and cash equivalents - ending | $169,788 |
| | |
| Supplemental cash flow disclosures: | |
| | |
| Income taxes paid | $ -0- |
| Interest expense paid | $ -0- |

# JAE INVESTMENTS, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | Additional Paid In Capital | Retained Earnings |
|---|---|---|---|
| Balance - 12/31/16 | $ 1,000 | $ 48,500 | $ 107,150 |
| Paid in Capital | - 0 - | - 0 - | - 0 - |
| Net Income (Loss) | - 0 - | - 0 - | (12,512) |
| Balance - 12/31/17 | $ 1,000 | $48,500 | $ 94,638 |

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**A.)** **Nature of Business**

The Company was incorporated on December 5, 1996 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ( FINRA ) as an non-carrying broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

**B.)** **Cash Equivalents**

For purposes of reporting cash flows, cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

**Income Taxes**

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements. The Company may be subject to a taxing agency examination for the years 2012 through 2014. Currently the Company is not aware of any potential tax issues.

**D.)** **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

**F.)** **Revenue Recognition**

The Company is on the accrual basis of accounting. The Company, due to the materiality of commissions, has recognized commission income in the month earned, rather than the in the period received.

**G.)** **Recent Accounting Pronouncements**

The Company upon review of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows for the year ended December 31, 2017.

In July 2013, the SEC issued Release No. 34-70073, Broker-Dealer Reports, and Release No. 34-70072, Financial Responsibility Rules for Brokers-Dealers, which amended the broker-dealer reporting rules under the Securities Exchange Act of 1934. The Company has enacted the provisions applicable to their operations.

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

### G.) Recent Accounting Pronouncements – continued

The Dodd-Frank Act amended SOX to give the PCAOB full oversight authority over audits of all broker-dealers including non-issuers, which includes standard setting, inspection, and enforcement. Additionally, this provision requires that all audits, for periods ending on or after June 1, 2014, be performed in accordance with standards issued by the PCAOB.

### H.) Fair Market Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other mean

Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, amounts due to related parties, and debt. The Company's debt approximates fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximated their fair value as of December 31, 2016 due to the short-term nature of these instruments.

### I.) Property and Equipment

Property and equipment are depreciated over their useful lives utilizing the straight-line method over their useful lives of approximately 5-7 years. Minimal expenditures for office equipment are expensed as incurred.

**NOTE 2      NET CAPITAL**

FINRA imposes certain restrictions on the Company, the most significant of which is to maintain a minimum net capital of $45,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

**NOTE 3      SECURITIES AND EXCHANGE REQUIREMENTS**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

**NOTE 4      COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

**NOTE 5      RELATED PARTY TRANSACTIONS**

In 2017, the Company compensated its President and sole shareholder in the form retirement pension plan contributions. There was no salary for 2017. The shareholder of the Company provides pursuant to an informal agreement for its office facilities for the Company's operations at no charge.

**NOTE 6      RETIREMENT PLAN**

The Company has approved an employee benefit plan named " JAE Investments, Inc. Defined Benefit Pension Plan and Trust" with an effective date commencing January 1, 2006. The Pension Plan's maximum amount of contribution is determined by an actuary using certain mortality and interest rate assumptions. Effectively, the amount of the employer's contribution is discretionary, thus any amount from zero to the maximum as determined actuarially is allowable under the plan's provisions. In the year ended December 31, 2017, it was estimated that the accrued benefit would be $ 25,000.

**NOTE 7      OFF-BALANCE SHEET ARRANGEMENTS**

The Company is not currently a party to, or otherwise involved with, any off-balance sheet arrangements    that have or are reasonably likely to have a current or future material effect on our financial position, operating results, liquidity, capital expenditures of capital resources.

**NOTE 8**     **CONCENTRATION OF RISK**

There exists a concentration of risk in that the Company deals exclusively with a single managed futures firm. In the even that this managed futures firm goes out of business, the Company stands to incur a loss of its commission receivable and its sole source of revenue.

**NOTE 9**     **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose through February 9, 2018.

**JAE INVESTMENTS, INC.**

**Schedule I**
**Supplemental Information**
**STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT**
**DECEMBER 31, 2017**

| | |
|---|---:|
| Total assets | $ 171,588 |
| Less: liabilities | 27,450 |
| Net capital before other charges | 144,138 |
| Charges against capital | |
|     Unallowable commission receivable | (1,800) |
| Net capital | $ 142,338 |

**Schedule II**
**Supplemental Information**
**STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT**
**DECEMBER 31, 2017**

| | |
|---|---:|
| Net capital | $ 142.338 |
| Net capital required | 45,000 |
| Excess net capital | $ 97,338 |
| Net capital less 120% of minimum dollar net capital required | $ 88,338 |

**Schedule III**
**Supplemental Information**
**RECONCILIATION OF NET CAPITAL**
**DECEMBER 31, 2017**

| | |
|---|---:|
| Net capital per Audited Financial Statements | $ 142,338 |
| Net capital per Focus Report - Part II A | 142,338 |
|     Net differences | $ - 0 - |

**JAE INVESTMENTS, INC.**

**Schedule IV**
**Supplemental Information**
**COMPUTATION OF AGGREGATE INDEBTIVENESS**
**DECEMBER 31, 2017**

Total liabilities from statement of financial condition                    $ 27,450

Percentage of aggregate indebtedness to net capital                        <u>19.3 %</u>

**BAUM & COMPANY, P.A.**
Certified Public Accountants
407 Lincoln Road, Suite 12B
Miami Beach, Florida 33139

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholder
JAE Investments, Inc.
Parkland, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JAE Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JAE Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (the "exemption provisions") and (2) JAE Investments, Inc. stated that JAE Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JAE Investments, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JAE Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baum & Company, P.A.
Miami Beach, Florida
February 9, 2018

## JAE Investments, Inc.
## 7310 Dover Court
## Parkland, FL 33067

JAE Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)-(4). The following statements are made to the best knowledge and belief of Marc Glazer, its President.

The firm claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions provided from 17 C.F.R. § 240.15c3-3(k)(1).

Furthermore, JAE Investments, Inc. met, without exception, the aforementioned exemptive provision throughout the entire 2017 fiscal year.


JAE INVESTMENTS, INC.

I, Marc Glazer, affirm, to the best of my knowledge and belief, this Exemption Report is true and correct.


_____
Marc Glazer
President

Dated February 9, 2018